

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 18, 2015

Tim Kinnear
Chief Financial Officer
PFO Global, Inc.
7501 Esters Blvd., Suite 100
Irving, TX 75063

      Re: PFO Global
               Form 8-K
               Filed July 6, 2015
               File No. 333-167380

Dear Mr. Kinnear:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Kathleen Krebs, for

                                      Larry Spirgel
                                      Assistant Director
                                      AD Office 11 – Telecommunications